October 14, 2005

Mr. Andrew Blume
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, DC 20549

Dear Mr. Blume,

This letter is to confirm our telephone request of October 14, 2005, at which time you agreed to extend to October 18, 2005 the date by which Shoe Carnival, Inc. should respond to the Securities and Exchange Commission, Division of Corporation Finance's comment letter dated September 19, 2005.

If you have any questions, please call me at (812) 867-4037.

Sincerely,

/s/ W. Kerry Jackson

W. Kerry Jackson
Executive Vice President and
Chief Financial Officer